Filed Pursuant to Rule 433

Registration No. 333-210962

Issuer Free Writing Prospectus dated May 23, 2018

Relating to Preliminary Prospectus Supplement dated May 23, 2018

EQUIFAX INC.

Final Term Sheet

Summary of Terms

Issuer:	Equifax Inc. (the “Company”)

Trade Date:	May 23, 2018

Settlement Date (T+2):	May 25, 2018

Security:	3.600% Senior Notes due 2021 (the “2021 Notes”) 3.950% Senior Notes due 2023 (the “2023 Notes”) Floating Rate Notes due 2021 (the “Floating Rate Notes”)

The Fixed Rate Notes

Principal Amount:	2021 Notes: $300,000,000 2023 Notes: $400,000,000

Maturity Date:	2021 Notes: August 15, 2021 2023 Notes: June 15, 2023

Benchmark Treasury:	2021 Notes: UST 2.625% due May 15, 2021 2023 Notes: UST 2.75% due April 30, 2023

Benchmark Treasury Price/Yield:	2021 Notes: 99-28 1⁄4 / 2.666% 2023 Notes: 99-20+/ 2.828%

Spread to Benchmark Treasury:	2021 Notes: T+105 bps 2023 Notes: T+135 bps

Yield to Maturity:	2021 Notes: 3.716% 2023 Notes: 4.178%

Price to Public:	2021 Notes: 99.640% 2023 Notes: 98.968%

Coupon (Interest Rate):	2021 Notes: 3.600% 2023 Notes: 3.950%

Interest Payment Dates:	2021 Notes: February 15 and August 15 of each year, beginning on February 15, 2019 2023 Notes: June 15 and December 15 of each year, beginning on December 15, 2018

Make-Whole Call:

2021 Notes:

The 2021 Notes will be redeemable at the Company’s option at any time or from time to time at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such 2021 Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on such 2021 Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 20 bps, plus (B) accrued and unpaid interest to, but excluding, the redemption date.

2023 Notes:

Prior to May 15, 2023, the date one month prior to the maturity date of the 2023 Notes (the “2023 Notes Par Call Date”), the 2023 Notes will be redeemable at the Company’s option at any time or from time to time at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such 2023 Notes and (ii) the sum of the present values of remaining scheduled payments (assuming the 2023 Notes mature on the 2023 Notes Par Call Date) of principal and interest (exclusive of interest accrued to the redemption date) on such 2023 Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 25 bps, plus (B) accrued and unpaid interest to, but excluding, the redemption date.

Beginning May 15, 2023, the 2023 Notes will be redeemable, in whole or in part from time to time, at the Company’s option at 100% of the principal amount of the 2023 Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

The Floating Rate Notes

Principal Amount:	$300,000,000

Maturity Date:	August 15, 2021

Price (Price to Public):	100.000%

Coupon (Interest Rate):	3 Month LIBOR +87 bps

We will pay interest on the Floating Rate Notes quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2018, and on the maturity date, to the record holders at the close of business on the business day preceding the interest payment date.

The Floating Rate Notes will bear interest for each interest period at a rate calculated by the trustee (or a successor calculation agent). The interest rate on the Floating Rate Notes for a particular interest period will be a rate equal to three-month LIBOR on the interest determination date plus 0.87% per annum.

The interest determination date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon calculation, the trustee will inform the Company of the interest rate for the next interest period. The interest rate for the Floating Rate Notes for the initial interest period will be the three month LIBOR plus 0.87% per annum, determined as of the second London business day immediately preceding the scheduled closing date. Interest will be computed on the basis of a 360-day year and the actual number of days that have elapsed in the applicable interest period.

On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, as such rate appears on the Reuters Page LIBOR 01 (or on such other page as may replace Reuters Page LIBOR 01 on that service, or such other service or services as may be nominated for the purpose of displaying London interbank offered rates for U.S. dollar deposits by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating LIBOR in the event IBA or its successor no longer does so), as of approximately 11:00 a.m., London time, on such interest determination date.

If three-month LIBOR does not appear on either of the pages described above, the three-month LIBOR, in respect of such interest determination date, will be determined as follows: the trustee will request the principal London offices of each of four major reference banks in the London interbank market, as selected by us (after consultation with the trustee), to provide the trustee with its offered quotation for deposits in U.S. dollars for the period of three months commencing on the applicable interest reset date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time. If at least two quotations are provided, then the three-month LIBOR on such interest determination date will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, then the three-month LIBOR on such interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such interest determination date by three major reference banks in New York City selected by us (after consultation with the trustee) for loans in U.S. dollars to leading European banks, having an index maturity of three months and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time; provided, however, that if the banks selected by us (after consultation with the trustee) are not providing quotations in the manner described by this sentence, the three-month LIBOR determined as of such interest determination date will be the three-month LIBOR in effect prior to such interest determination date.

All percentages resulting from any calculation of any interest rate for the Floating Rate Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 3.876545% (or .03876545) would be rounded to 3.87655% (or .0387655)), and all U.S. dollar amounts used in or resulting from such calculations will be rounded to the nearest cent, with one-half cent being rounded upward. Each calculation of the interest rate on the Floating Rate Notes by the trustee will (in the absence of manifest error) be final and binding on the holders of the Floating Rate Notes and the Company.

Upon written request from any holder of floating rate notes, the trustee will provide the interest rate in effect on such floating rate notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. The Company does not have the right to redeem the Floating Rate Notes.

The following will be added to the section entitled “Risk Factors—Risks Relating to the Notes” in the prospectus supplement:

The amount of interest payable on the Floating Rate Notes is set only once per quarter based on the three-month LIBOR rate on the interest determination date, which rate may fluctuate substantially.

In the past, the level of the three-month LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the three-month LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the three-month LIBOR rate is not an indication that the three-month LIBOR rate is more or less likely to increase or decrease at any time during a floating rate interest period, and you should not take the historical levels of the three-month LIBOR rate as an indication of its future performance. You should further note that although the actual three-month LIBOR rate on an interest payment date or at other times during an interest period may be higher than the three-month LIBOR rate on the applicable interest determination date, you will not benefit from the three-month LIBOR rate at any time other than on the interest determination date for such interest period. As a result, changes in the three-month LIBOR rate may not result in a comparable change in the market value of the floating rate notes.

The potential phasing out of LIBOR after 2021 may adversely affect the value of the Floating Rate Notes.

On July 27, 2017, the UK Financial Conduct Authority (“FCA”) announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 and that market participants should not rely on LIBOR being available after 2021 (the “FCA Announcement”). It is not possible to predict the effect of the FCA Announcement, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR, including to the rules promulgated by the FCA in relation thereto, that will be enacted in the United Kingdom and elsewhere, which may adversely affect the trading market for LIBOR-based securities, including the Floating Rate Notes, or result in the phasing out of LIBOR as a reference rate for securities. In addition, any changes announced by the FCA (including the FCA Announcement), ICE Benchmark Administration Limited as independent administrator of LIBOR or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, the level of interest payments and the value of the Floating Rate Notes may be affected. Further, uncertainty as to the extent and manner in which the United Kingdom government’s recommendations following its review of LIBOR in September 2012 will continue to be adopted and the timing of such changes may adversely affect the current trading market for LIBOR based securities and the value of the Floating Rate Notes.

Other Information

Expected Ratings (Moody’s/S&P)*:	Baa1 (stable) / BBB+ (negative)

CUSIP/ISIN Numbers:	2021 Notes: 294429AM7 / US294429AM71 2023 Notes: 294429AN5 / US294429AN54 Floating Rate Notes: 294429AP0 / US294429AP03

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T

                      Securities, LLC

CIBC World Markets Corp.

Citigroup Global Markets Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC or SunTrust Robinson Humphrey, Inc. can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.